CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended
	September 30,
	2006	2005

Income from continuing operations before income taxes (benefits)	$1,382	$1,485

Adjustments:
Loss from equity investee	(1)	(1)

Income from continuing operations before income taxes (benefits), as adjusted	$1,381	$1,484

Fixed charges included in income:

Interest expense	$76	$79
Interest portion of rental expense	25	27

	101	106

Interest credited to contractholders	-	1

	$101	$107

Income available for fixed charges (including interest
credited to contractholders)	$1,482	$1,591

Income available for fixed charges (excluding interest
credited to contractholders)	$1,482	$1,590

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	14.7	14.9

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	14.7	15.0